Relating to the Preliminary                         Registration No. 333-139359
PricingSupplement Dated                          Issuer Free Writing Prospectus
September 4, 2007(subject to                         Filed pursuant to Rule 433
completion)



        [RBC LOGO]              US$
                                Royal Bank of Canada
                                Principal Protected Notes due March  , 2010
                                Linked to the S&P GSCI Agriculture Excess Return
                                Index

Offering Summary


Issuer:                       Royal Bank of Canada ("Royal Bank")

Security:                     Principal Protected Notes due March , 2010 Linked
                              to the S&P GSCI Agriculture Excess Return Index
                              (the "Notes")

Program:                      Senior Global Medium-Term Notes, Series C

Program Rating:               Standard & Poor's Rating: AA-
                              Moody's Rating: Aaa

Issue Date:                   September  , 2007

Maturity Date and Term:       March   , 2010 (resulting in a term to maturity of
                              30 months)

Interest:                     Royal Bank will not pay you interest during the
                              term of the Notes

Underlying Index:             The payment at maturity on the Notes is linked to
                              the performance of the S&P GSCI Agriculture Excess
                              Return Index (the "Index"). The Index (Bloomberg index symbol "SPGCAGP") is calculated and published by Standard & Poor's (the "Index
                              Sponsor")

Denomination:                 US$1,000 and integral multiples of $1,000 in
                              excess thereof

Payment at Maturity:          At maturity, for each Note you own, if the Final
                              Index Level is greater than the Initial Index
                              Level, you will receive a cash payment equal to the principal amount of the Note plus an amount equal to 100% of the Index upside performance, not to exceed a maximum payment expected to be between 28% and 36% per note (to be established on the pricing date) which will result in a maximum return of between 11.2% and 14.4% per annum. If the Final Index Level is less than or equal to the Initial Index Level, you will receive only your principal amount

Principal Protection:         The Notes are fully principal protected and will
                              pay 100% of the principal amount of your Notes at maturity, subject to Royal Bank's ability to fulfill its obligations

CUSIP Number:

Listing: The Notes will not be listed on any securities exchange or quotation system

Credit ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the relevant rating agencies. Each rating should be evaluated independently of any other rating. For further information about ratings, see "Specific Terms of the Notes" in the accompanying preliminary pricing supplement.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement and preliminary pricing supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the

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SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement and preliminary pricing supplement if you request it by calling Citigroup Global Markets Inc., the underwriter of this offering, toll-free at 1-877-858-5407.


                                      Citi

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Principal Protected Notes due March  , 2010
Linked to the S&P GSCI Agriculture Excess Return Index

This offering summary represents a summary of the terms and conditions of the Principal Protected Notes due March , 2010 Linked to the S&P GSCI Agriculture Excess Return Index (the "Index" ). The Index reflects the excess returns that are potentially available through an unleveraged investment in the agricultural commodities futures contracts of the S&P GSCI (the "S&P GSCI(R) "). The S&P GSCI is an index on a production-weighted basket of physical non-financial commodities that satisfy specified criteria, and is designed to be a measure of the performance over time of the markets for these commodities. The Index is comprised solely of those agricultural commodities futures contracts included in the S&P GSCI Excess Return Index. The Index is a sub-index of the S&P GSCI Excess Return Index, which itself is a sub-index of the S&P GSCI. For a description of how contracts are selected for the S&P GSCI and a discussion of the S&P GSCI and the S&P GSCI Excess Return Index in general, see "The S&P GSCI Excess Return Index and the S&P GSCI" in the accompanying preliminary pricing supplement. We encourage you to read the preliminary pricing supplement and its accompanying prospectus and prospectus supplement to help you understand the Notes and this offering.


Key Characteristics of the Notes

The Notes are unsecured senior debt obligations of Royal Bank, the return on which is linked to the performance of the Index.

Upside Participation

If the Index level appreciation from the initial valuation date to the final valuation date is greater than zero, you will receive a cash payment equal to the principal amount of the security plus an amount equal to the product of the principal amount of your Note, the Index level appreciation and the percentage increase in the Index level, subject to a cap of between 28% and 36% (to be established on the pricing date) which will result in a maximum return of between 11.2% and 14.4% per annum.

Principal Protection

The Notes are fully principal protected if held to maturity. If the Index level decreases or experiences a 0% change, your payment at maturity will be equal to your principal amount.

No Periodic Interest Payments

The Notes do not bear periodic interest. You are not entitled to any periodic payment in respect of the performance of the Index.


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Selected Risk Considerations:

               An investment in the Notes involves risks. Some of these risks are summarized here, but we urge you to read the more detailed explanation of risks in "Risk Factors" in the preliminary pricing supplement.

     o Market Risk--The extent to which you will realize a return on the Notes is linked to the performance of the Index and will depend on whether, and the extent to which, there is a positive percentage increase in the Index level. The Index is based on the price of futures contracts on agricultural commodities (the "Index Commodities"), which may change unpredictably, affecting the Index level and the value of your Notes in unforeseeable ways.

     o Higher Future Commodities Prices May Lead to a Decrease in Price of the Notes--Commodity indices replicate exposure to a defined basket of commodities futures contracts. On specified dates, these futures contracts are rolled mechanically into a subsequent futures contract before the current position expires according to a defined schedule. This mechanism also allows the investor to maintain an exposure to commodities over time. The difference between the price at which the first futures contract is sold and the next future contacts is purchased is called the "roll yield" and is an important part of the return on a commodities investment. The overall return is therefore derived from fluctuations in commodities prices in addition to the shape of the commodity futures curve over time. Assuming prices and the shape of the curve remain constant, rolling futures will yield a positive return when the prices are lower in the distant delivery months than in the nearest delivery months, and a negative return when the prices are higher in the distant delivery months than in the nearer delivery months. Thus, if the commodities indices experience negative returns because of rising commodities futures prices at the time your Notes mature, or you dispose of your Notes, your return could be adversely affected.

     o The Notes Are Intended to Be Held to Maturity--Your principal amount is protected only if you hold the Notes until maturity. If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection on the portion of your Notes sold and may incur a loss of principal.

     o There May Be Little or No Secondary Market for the Notes--The Notes will not be listed on any U.S. or foreign securities exchange or quotation system. There can be no assurance that a secondary market for the Notes will develop. Citigroup Global Markets Inc. may act as a market maker for the Notes, but is not required to do so. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss.

     o No Interest Payments--You will not receive any periodic interest payments on the Notes.

The Notes may be a suitable investment for you if:

     o You believe the level of the Index will increase during the term of the Notes.

     o You are willing to accept the risk of fluctuations in futures contracts for the Index Commodities.

     o    You are willing to hold your Notes to maturity.

The Notes are not a suitable investment for you if:

     o    You seek current income from this investment.

     o You believe the level of the Index will decrease or remain at the same level during the term of the Notes.

     o You prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings.

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     o    You wish to participate fully in all of the upside of the Index without limit and are willing to risk principal to do so.

     o You seek an investment for which there will be an active secondary market.

What Will the Notes Pay at Maturity?

               Set forth below is an explanation of the steps necessary to calculate the payment at maturity on the Notes.

               Step 1: What is the Final Index Level and is it less than or greater than the Initial Index Level?

               The "Initial Index Level" is the closing level of the Index on the initial valuation date and the "Final Index Level" is the closing level of the Index on the final valuation date.

               Step 2: Calculate the percentage change.

               The percentage change is equal to the following (expressed as a percentage):

                                         Final Index Level - Initial Index Level
                   Percentage Change =   ---------------------------------------
                                                   Initial Index Level

               The percentage change cannot be greater than the Maximum Percentage Change, which will be between 28% and 36% (to be established on the pricing date).

               Step 3: Calculate the payment at maturity.

               At maturity, you will receive a cash payment equal to the principal amount x (1 + percentage change) if the percentage change is greater than 0%. You will receive a cash payment equal to the principal amount if the percentage change is less than or equal to 0%.

Example 1--    The principal amount is $1,000. On the final valuation date there
               is a 20% decline from the Initial Index Level of   .

               Percentage Change        -20%

               Payment at Maturity      The payment on maturity would be equal
                                        to principal amount.


Example 2--    The principal amount is $1,000. On the final valuation date there
               is a 15% increase from the Initial Index Level of   .

               Percentage Change        15%

               Payment at Maturity      The payment on maturity would be equal
                                        to principal amount x (1 + percentage
                                        change).

                                             = $1,000 x (1 + 15%) = $1,150.

               $1,150 is returned at maturity, resulting in a +15% return on the
               Note (providing an annualized return of   %).


Example 3--    The principal amount is $1,000. On the final valuation date there
               is a 40% increase from the Initial Index Level of   . The maximum
               percentage is assumed to be 32%.

               Percentage Change        40%, subject to the Maximum Percentage
                                        Change

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               Payment at Maturity      The payment on maturity would be equal
                                        to principal amount x (1 + maximum
                                        percentage change).

                                             = $1,000 x (1 + 32%) = $1,320.

               $1,320 is returned at maturity, resulting in a +32% return on the
               Note (providing an annualized return of   %).

Tax Considerations

               The Notes should be treated as debt instruments subject to the special tax rules governing contingent payment debt obligations for United States federal income tax purposes.

               For a discussion of the U.S. federal income tax consequences of your investment in the Notes, see "Supplemental Tax Considerations--Supplemental U.S. Tax Considerations" on page P-27 of the accompanying preliminary pricing supplement.

               For a discussion of the Canadian federal income tax consequences of your investment in the Notes, see "Supplemental Tax
Considerations--Supplemental Canadian Tax Considerations on page P-28 of the accompanying preliminary pricing supplement.

               Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the United States of acquiring, holding and disposing of the Notes and receiving payments of principal and/or other amounts under the Notes. The discussions referenced above are based upon the law as in effect on the date of the accompanying preliminary pricing supplement and are subject to any change in law that may take effect after such date.

Additional Considerations

               Client accounts over which Citigroup Global Markets Inc. or its affiliates have investment discretion or otherwise act as fiduciary are not permitted to purchase the Notes, either directly or indirectly. This includes employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), individual retirement accounts and every other client account over which Citigroup Global Markets Inc. or its affiliates have investment discretion or act as fiduciary.

               Individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

Historical Closing Levels of the Index

               Since its inception, the Index has experienced significant fluctuations. Any historical upward or downward trend in the level of the Index during any period shown below is not an indication that the level of the Index is more or less likely to increase or decrease at any time during the term of the Notes. The historical Index levels do not give an indication of future performance of the Index.

               The following graph shows the daily closing levels of the Index during the period from January 2, 2002 to August 30, 2007. All historical information in this graph was collected, without verification, from Bloomberg LP.

               The closing level of the Index on August 30, 2007 was 69.5816.

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                              Daily Closing Values
                                (JAN-02 - JAN-07)
               [Graph Illustrating Historical Performance Omitted]

               STANDARD & POOR'S, A DIVISION OF THE MCGRAW-HILL COMPANIES, INC. (THE "LICENSOR"), DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P GSCI INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. THE LICENSOR MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ROYAL BANK, HOLDERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P GSCI INDEX OR ANY DATA INCLUDED THEREIN. THE LICENSOR MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P GSCI INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE LICENSOR HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

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A fiduciary of a pension, profit-sharing or other employee benefit plan (a
"plan") subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider the fiduciary standards of ERISA in the context of the plan's particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code. If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in the Notes, you should consult your legal counsel.

THIS OFFERING SUMMARY SUMMARIZES AND CONDENSES THE PRELIMINARY PRICING SUPPLEMENT, THE PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. YOU SHOULD NOT RELY ON THIS OFFERING SUMMARY TO MAKE AN INVESTMENT DECISION AND SHOULD READ THE PROSPECTUS, THE PROSPECTUS SUPPLEMENT AND THE PRELIMINARY PRICING SUPPLEMENT IN THEIR ENTIRETY BEFORE MAKING AN INVESTMENT DECISION.